Exhibit 99.1

Rio Tinto plc 2 Eastbourne Terrace London W2 6LG United Kingdom T +44 (0) 29 7781 2000 F +44 (0) 20 7781 1800
Media release

Fourth quarter 2012 operations review

15 January 2013

Rio Tinto chief executive Tom Albanese said “This was another year of strong operational performance across the Group. We achieved record annual iron ore production and shipments as our expansion programme continues on schedule, delivering industry leading returns for our shareholders. Our copper, bauxite, alumina, thermal coal and titanium dioxide businesses all delivered substantial production increases on 2011 levels.

“Markets remain volatile, but our business continues to perform well. Across the Group we are taking action to roll back unsustainable cost increases. This further enhances our resilience and competitive edge as we enter 2013.”

  Record global iron ore shipments of 247 million tonnes (100 per cent basis) were achieved in 2012 despite severe weather disruptions and a significant maintenance shut-down during the year. Global iron ore production for the full year was 253 million tonnes (Rio Tinto share 199 million tonnes), four per cent higher than 2011. Pilbara iron ore production of 239 million tonnes (Rio Tinto share 191 million tonnes) set another annual record, four per cent higher than in 2011. Current nameplate capacity in the Pilbara has risen from 225 Mt/a at the start of 2012 to 237 Mt/a through de-bottlenecking and productivity improvement, with minimal capital spend.

  Total mined copper production for 2012 was six per cent higher than in 2011, due to expected recovery in ore grades at Kennecott Utah Copper and Escondida. Refined copper production improved at Kennecott Utah Copper following scheduled smelter maintenance during the second quarter.

  On 5 November 2012 Rio Tinto announced that Oyu Tolgoi had signed a binding agreement with a Chinese power company for the supply of electricity to Oyu Tolgoi. Commissioning of the ore- processing equipment began in mid-November and first ore was processed through the concentrator on 2 January 2013. First concentrate production will follow within one month and commercial production is expected to commence by June 2013.

  Bauxite and alumina production in 2012 were 11 per cent and 12 per cent higher than 2011, driven by increased third party demand for bauxite and expanded refining capacity at Yarwun. Aluminium production was 10 per cent lower than in 2011, as ramp up to normal capacity continued following resolution of the Alma labour dispute.

  Thermal coal production for the full year was 16 per cent higher than in 2011, reflecting increased plant capacity at Bengalla, the continued ramp-up at Clermont and the reversal of one-off disruptions in the fourth quarter of 2011. Hard coking coal production was nine per cent lower than in 2011, due to the impact of planned dragline maintenance at Hail Creek and a major preparation plant shutdown at Kestrel as part of its mine expansion project.

  Titanium dioxide feedstock production for the full year increased 11 per cent from 2011 following a successful furnace rebuild at Rio Tinto Fer et Titane and an increase in attributable volumes from Richards Bay Minerals (RBM).

  During the quarter, Rio Tinto announced further sales of non-core businesses, including a binding agreement to sell its interest in Palabora Mining Company, and the completion of the sales of the Lynemouth Power Station and the Chinese portion of its Alcan Cable business.

All currency figures in this report are US dollars, and comments refer to Rio Tinto’s share of production, unless otherwise stated

IRON ORE

Rio Tinto share of production (million tonnes)

	Q4 2012	vs Q4 2011	vs Q3 2012	FY 2012	vs FY 2011
Pilbara Blend Lump	12.6	-2%	+1%	48.9	+0%
Pilbara Blend Fines	17.7	+1%	-6%	69.9	+7%
Robe Valley Lump	1.6	+28%	+17%	5.6	+10%
Robe Valley Fines	3.3	+8%	+5%	11.5	+2%
Yandicoogina Fines (HIY)	14.5	+0%	+0%	54.7	+2%
IOC (pellets and concentrate)	2.3	+13%	-3%	8.3	+5%

Global iron ore production for the full year of 253 million tonnes (Rio Tinto share 199 million tonnes) set a new annual record, four per cent higher than in 2011. Fourth quarter global production of 66 million tonnes (Rio Tinto share 52 million tonnes) was two per cent higher than the same period in 2011.

Pilbara operations

The Pilbara operations achieved record annual production of 239 million tonnes (Rio Tinto share 191 million tonnes) in 2012, four per cent higher than in 2011. This was achieved despite severe weather disruptions during the first quarter of 2012 and a significant scheduled shut-down at the Cape Lambert facilities in the second quarter. Production continued to exceed sales as the business prepared itself for the expansion to 290 Mt/a, with a measured build-up of stocks at the mine sites.

On 29 November 2012, Rio Tinto announced that its current nameplate capacity in the Pilbara had risen from 230 Mt/a to 237 Mt/a through de-bottlenecking and productivity improvement, with minimal capital spend. This increases the capacity of the Pilbara expansion programme from 353 Mt/a to 360 Mt/a by the end of the first half of 2015.

In early January 2013, Rio Tinto’s Pilbara ports were closed for 87 hours due to adverse weather conditions, arising from the passage of Tropic Cyclone Narelle down the West Australian coastline. Despite the closure of the ports for shipping, the mine sites, and rail haulage from mine sites to port, continued to operate at full capacity throughout this period.

Pilbara marketing

Full year 2012 sales of 233 million tonnes (100 per cent basis) were three per cent higher than 2011, and fourth quarter sales of 63 million tonnes (100 per cent basis) set a new fourth quarter record, two per cent higher than in 2011. Sales increased quarter on quarter throughout 2012, resulting in record annual sales volumes despite significant volatility in the marketplace.

Pilbara expansion

The expansions of the Pilbara infrastructure to 290 Mt/a by the end of 2013 and 360 Mt/a by H1 2015 remain on track, with the following progress during the quarter:

•	Cape Lambert piling and topside module installation needed for expansion to 290 Mt/a completed
•	Rail capacity enhancement for expansion to 290 Mt/a commissioned, and associated rail operations building completed
•	Hope Downs 4 permanent village completed
•	Wandoo housing project completed
•	Statutory approvals obtained to allow bulk earthworks for Yandicoogina sustaining project
•	Early works funding approved for West Angelas Deposit B sustaining project

Rio Tinto’s integrated operations will be progressively updated as follows:
•	237 Mt/a – current operating capacity
•	290 Mt/a by end of 2013 – Cape Lambert 53 Mt/a increment
•	340 Mt/a by end of 2014 – Cape Lambert 50 Mt/a increment
•	360 Mt/a by H1 2015 – Cape Lambert 20 Mt/a increment

The expansion from current operating capacity to 290 Mt/a is fully approved. All components of the further expansion to 360 Mt/a have also been approved, other than shorter lead time investment in new mines.

Iron Ore Company of Canada (IOC)

Fourth quarter saleable iron ore production was thirteen per cent higher than the fourth quarter of 2011, due to operating improvements and increased capacity from the first phase of the Concentrate Expansion Projects (CEP1). All available production was sold and shipped in 2012.

Commissioning of the first phase expansion project, lifting concentrate production capacity to 22 Mt/a, continued. The phase two expansion to 23.3 Mt/a is progressing, with first production expected in the first quarter of 2013.

Simandou

In October, Rio Tinto’s subsidiary Simfer S.A, with the support of Soguipami, completed the submission of the Simandou Social and Environmental Impact Assessment for approval, with the lodgement of the port component with the Government of Guinea and completion of a series of public meetings across the relevant prefectures.

COPPER

Rio Tinto share of production

Kennecott Utah Copper	Q4 2012	vs Q4 2011	vs Q3 2012	FY 2012	vs FY 2011
Mined copper (000 tonnes)	59.3	+26%	+38%	163.2	-16%
Refined copper (000 tonnes)	59.9	+23%	+32%	162.7	-24%
Molybdenum (000 tonnes)	1.1	-53%	-56%	9.4	-31%
Mined gold (000 ozs)	49	-47%	+3%	201	-48%
Refined gold (000 ozs)	78	-11%	+68%	279	-26%
Escondida
Mined copper (000 tonnes)	86.8	+33%	+15%	314.2	+38%
Refined copper (000 tonnes)	21.3	-5%	-2%	93.1	+9%
Northparkes
Mined copper (000 tonnes)	10.8	+1%	+1%	43.1	+7%
Palabora
Mined copper (000 tonnes)	7.0	-19%	+119%	28.3	-29%
Refined copper (000 tonnes)	5.1	-47%	+85%	23.6	-31%

Kennecott Utah Copper

Production of copper contained in concentrate increased through the second half of 2012 due to the expected recovery in ore grades, with fourth quarter production 26 per cent higher than the fourth quarter of 2011. Refined copper production also recovered during the second half of 2012, due to improved mine production and inventory processing following the successful maintenance shutdown of the smelter during the second quarter.

Molybdenum production was lower than the third quarter and corresponding periods in 2011, reflecting lower grades due to mine sequencing. Grades are expected to recover in early 2013.

Escondida

Mined copper production in 2012 was 38 per cent higher than 2011 and fourth quarter production was 33 per cent higher than the fourth quarter of 2011. This resulted from an expected recovery in ore grades and increased ore delivered to the concentrator.

Oyu Tolgoi / Turquoise Hill Resources

Construction of the Oyu Tolgoi copper gold project is currently 99 per cent complete. Mining and stockpiling of first ore began in April 2012.

On 5 November 2012 Rio Tinto announced that Oyu Tolgoi had signed a binding agreement with a Chinese power company for the supply of electricity to Oyu Tolgoi. Commissioning of the ore- processing equipment began in mid-November and first ore was processed through the concentrator on 2 January 2013. First concentrate production will follow within one month and commercial production is expected to commence by June 2013.

Oyu Tolgoi has entered into sales contracts for 75 per cent of concentrate production from the project on international terms. In addition to the signed contracts, Oyu Tolgoi has committed in principle to sell up to 25 per cent of concentrate production on international terms to smelters in Inner Mongolia for the first ten years, subject to the conclusion of detailed sales contracts.

Grasberg

Based on the latest available Freeport estimates, 2012 production from Grasberg is not expected to exceed the metal attributable to Rio Tinto’s joint venture partner, because of planned mine sequencing in areas with lower metal grades. Accordingly, Rio Tinto's share of joint venture production was zero for 2012.

Northparkes

Full year mined copper production in 2012 was seven per cent higher than 2011, as a result of higher grades and higher mill throughput.

Palabora

Mined copper production was significantly lower than the fourth quarter of 2011 and full year in 2011 due to the failure of an ore-hoisting shaft guide rope in July 2012 and a safety incident in October, both of which impacted ore throughput. Refined copper production was also lower than corresponding periods in 2011 due to the impact of industrial action in the fourth quarter.

On 11 December 2012, Rio Tinto announced that it had reached a binding agreement to sell its 57.7 per cent interest in Palabora Mining Company Limited for $373 million. The purchaser is a consortium comprising South African and Chinese entities led by the Industrial Development Corporation of South Africa Limited and Hebei Iron & Steel Group. The sale is subject to customary regulatory approvals in South Africa and China which are expected to take four to six months from announcement.

ALUMINIUM

Rio Tinto share of production (000 tonnes)

Bauxite	Q4 2012	vs Q4 2011	vs Q3 2012	FY 2012	vs FY 2011
Rio Tinto Alcan	8,662	+15%	+5%	31,419	+11%
Pacific Aluminium	2,068	+8%	-1%	7,944	+10%
Alumina
Rio Tinto Alcan	1,934	+23%	+2%	6,968	+19%
Pacific Aluminium / Other	683	-13%	-12%	3,073	-1%
Aluminium
Rio Tinto Alcan	587	-2%	+9%	2,174	-9%
Pacific Aluminium / Other	319	-12%	+1%	1,282	-11%

Bauxite and alumina

Rio Tinto Alcan’s bauxite production for the full year was 11 per cent higher than in 2011, following record annual production levels at Weipa and in Guinea. The increase was driven by a combination of production creep initiatives, increased bauxite requirements from the expanded Yarwun refinery and increased third party demand.

Rio Tinto Alcan’s full year alumina production was 19 per cent higher than 2011 and fourth quarter production was 23 per cent higher than the same period in 2011, as greater alumina refining capacity at Yarwun came on-line from July 2012. Record annual production levels were set at the Yarwun, Vaudreuil and Alumar refineries. The Yarwun refinery operated at approximately 90 per cent of its nameplate capacity of 3.4 million tonnes per annum during the fourth quarter, and the ramp-up is expected to be completed by mid-2013.

The strategic review at Gove is progressing as planned and a decision on whether to continue operating the refinery or to mothball it will be taken in late January 2013.  Critical to a decision to continue to operate the refinery is securing a long term gas supply to remove reliance on high cost heavy fuel oil.

Aluminium

Rio Tinto Alcan’s aluminium annual production was nine per cent lower than 2011 and fourth quarter production was two per cent lower than the fourth quarter of 2011, largely due to the impact of the Alma lockout, where ramp-up in production continues following the agreement reached in July 2012.

ENERGY

Coal

Rio Tinto share of production (000 tonnes)

	Q4 2012	vs Q4 2011	vs Q3 2012	FY 2012	vs FY 2011
Rio Tinto Coal Australia
Hard coking coal	1,832	-31%	-21%	7,857	-11%
Semi-soft coking coal	963	+29%	+35%	3,286	+15%
Thermal coal	6,063	+37%	+12%	20,376	+15%
Rio Tinto Coal Mozambique
Hard coking coal	100	N/A	+15%	188	N/A
Thermal coal	160	N/A	+42%	272	N/A

Hard coking coal production in Australia was 11 per cent lower for the full year than in 2011 and fourth quarter production was 31 per cent lower than the same period in 2011. This was due to the impact of dragline maintenance at Hail Creek Mine and a major preparation plant shutdown at Kestrel Mine as part of its mine expansion project.

Australian thermal coal production for the full year was 15 per cent higher than in 2011, and fourth quarter production increased 37 per cent compared with the fourth quarter of 2011. This reflected increased plant capacity at Bengalla, the realisation of brownfield expansions to release latent capacity at Hunter Valley Operations and Mount Thorley Warkworth, the continued ramp-up at Clermont Mine and increased ownership in the former Coal & Allied operations.

In response to lower coal prices, a high Australian dollar and high input costs impacting the coal industry in Australia, Rio Tinto is actively reducing controllable costs in this business.

During the quarter, production at the Benga mine in Mozambique continued to ramp up. Studies are progressing to expand capacity on the Sena railway line.

Uranium

Rio Tinto share of production (000 lbs)

	Q4 2012	vs Q4 2011	vs Q3 2012	FY 2012	vs FY 2011
Energy Resources of Australia	1,840	+20%	-7%	5,679	+49%
Rössing	1,013	+49%	-10%	4,081	+26%

Full year production at ERA was 49 per cent higher than 2011, and fourth quarter production was 20 per cent higher than the fourth quarter of 2011. Production in the second half of 2012 benefited from access to higher grade ore located at the bottom of Pit 3, following the earlier than expected completion of dewatering operations in May 2012. In addition, uranium oxide production in 2011 was significantly impacted by the suspension of processing operations during the first half of 2011.

Full year production at Rössing was 26 per cent higher than 2011, and fourth quarter production was 49 per cent higher than the fourth quarter of 2011. This resulted from improved milling activity, higher grades from the mine sequence and improved recoveries.

DIAMONDS & MINERALS

Rio Tinto share of production

Diamonds (000 carats)	Q4 2012	vs Q4 2011	vs Q3 2012	FY 2012	vs FY 2011
Argyle	2,010	+5%	-18%	8,471	+14%
Diavik	1,141	+19%	-2%	4,338	+8%
Minerals (000 tonnes)
Borates – B2O3 content	100	-13%	-11%	463	-8%
Titanium dioxide feedstock	450	+18%	+12%	1,594	+11%
Salt (000 tonnes)	1,678	-13%	-9%	6,833	+3%

At Argyle, rough diamond production for the full year was 14 per cent higher than 2011, due to a combination of increased tonnes processed and access to higher grade ore. Construction of the underground mine is proceeding and production is scheduled to commence in the first half of 2013, with ramp up to full operation to be completed by 2015.

Diavik’s carats recovered for the full year were eight per cent higher than 2011 and fourth quarter production was 19 per cent higher than the same quarter in 2011. This resulted from improved grades across the operation, which more than offset the lower volumes processed due to processing constraints imposed by ore mix.

Borates production for the full year was eight per cent lower than 2011 and fourth quarter production was 13 per cent lower than the fourth quarter of 2011, in response to current market conditions.

Titanium dioxide feedstock production for the full year was 11 per cent higher than 2011 and 18 per cent higher in the fourth quarter than the same period in 2011. This was due to higher production at Rio Tinto Fer et Titane following a furnace rebuild in 2011 and an increase in attributable volumes at RBM following Rio Tinto’s doubling of its interest in September 2012.

Salt production for the full year was 3 per cent higher than 2011 as production in the first quarter of 2011 was impacted by adverse weather. Fourth quarter 2012 production was 13 per cent lower than the fourth quarter of 2011 as additional maintenance activities were completed.

OTHER CORPORATE

During the quarter, Rio Tinto completed further sales of non-core businesses, including the Lynemouth Power Station and the Chinese portion of its Alcan Cable business.

On 4 December 2012 Rio Tinto priced €1.25 billion and £500 million of fixed rate bonds under its European Debt Issuance Programme. The Euro denominated offering comprises 7-year notes that pay a coupon of 2.0% and 12-year notes that pay a coupon of 2.875%. The 17-year Sterling denominated notes pay a coupon of 4%. Prior to these transactions, Rio Tinto had no outstanding Euro or Sterling denominated notes.

EXPLORATION AND EVALUATION

Pre-tax and pre-divestment expenditure on exploration and evaluation charged to the profit and loss account in 2012 was $1,976 million compared with $1,387 million in 2011. Of this 2012 expenditure, approximately 41 per cent was incurred by the Copper Group, 22 per cent by Iron Ore, 15 per cent by Energy, seven per cent by Diamonds and Minerals (which now includes the Simandou project), two per cent by Rio Tinto Alcan and the balance was incurred by Central Exploration. In 2012, the Group realised $109 million (pre-tax) from the divestment of central exploration properties, compared with $89 million in 2011.

Exploration highlights

Drilling programmes to define additional  resources continued at two projects in the orbit  of  the Amargosa bauxite resource in Brazil.   In Laos drilling to define bauxite resources resumed at the Sanxai project.

A major 3D seismic survey was successfully completed over the Saskatchewan potash project (Canada), a joint venture with North Atlantic Potash Inc., a subsidiary of JSC Acron. Once processed, results will be used to aid resource definition between the potash intercepts in the 2011-12 drill holes.  Three regional scout drill holes were also completed, intersecting a full section of potash horizons showing potential for future expansions to the core exploration project area.

At Rössing (Namibia) the third phase of drilling at the Z20 uranium project commenced.

In the Bowen Basin (Queensland, Australia), drilling programmes were completed at Mt Robert and Elphinstone, located near Hail Creek, and resource models are now being prepared.

Metallurgical studies on recent mineralised intercepts from iron ore targets located in the Labrador Trough (Canada) showed grindability, recovery and concentrate characteristics similar to producing deposits in the district.

At Tamarack (USA) the summer drilling programme continued to intersect further significant zones of nickel sulphide mineralisation outside the currently known resource.

In South Australia RTX partners, Tasman Resources, finished a four-hole drilling programme on the Vulcan iron oxide-copper-gold target.  Olympic Dam-style lithologies and alteration were intersected; geophysical surveys and further drilling are planned in 2013.

In the Democratic Republic of Congo a review of the Orientale iron ore project led to a decision to withdraw from the project.

A summary of activity for the period is as follows:

Product Group	Evaluation projects	Advanced projects	Greenfield programmes
Aluminium	Amargosa, Brazil		Australia, Brazil, Laos
Copper	Copper/molybdenum: Resolution, US. Copper: La Granja, Peru Copper/gold: Oyu Tolgoi, Mongolia Nickel/copper: Eagle, US	Nickel: Tamarack, US.	Copper: Australia, Chile, Kazakhstan, Peru, Russia, US, Zambia, Mongolia, Papua New Guinea Nickel: Canada.
Diamonds & Minerals	Diamonds: Bunder, India Lithium borates: Jadar, Serbia		Diamonds: Canada, Democratic Republic of Congo, India Potash: Canada
Energy	Coal: Rio Tinto Coal Mozambique	Coal: Bowen Basin, Australia Uranium: Canada	Coal: Chile, Mozambique, Namibia Uranium: Canada, Namibia, Australia

Iron Ore	Simandou, Guinea Pilbara, Australia	Pilbara, Australia	Canada, Botswana, Democratic Republic of Congo.

Mine-lease exploration continued at a number of Rio Tinto businesses including Kennecott Utah Copper, Northparkes, Energy Resources of Australia, Rössing, Diavik and Pilbara Iron.

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto's business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

For further information, please contact:

Media Relations, EMEA / Americas	Investor Relations, London
Illtud Harri	Mark Shannon
Office: +44 (0) 20 7781 1152	Office: +44 (0) 20 7781 1178
Mobile: +44 (0) 7920 503 600	Mobile: +44 (0) 7917 576 597
David Outhwaite	David Ovington
Office: +44 (0) 20 7781 1623	Office: +44 (0) 20 7781 2051
Mobile: +44 (0) 7787 597 493	Mobile: +44 (0) 7920 010 978
Christina Mills
Office: +44 (0) 20 7781 1154
Mobile: +44 (0) 7825 275 605
Media Relations, Australia / Asia	Investor Relations, Australia
David Luff	Christopher Maitland
Office: +61 (0) 3 9283 3620	Office: +61 (0) 3 9283 3063
Mobile: +61 (0) 419 850 205	Mobile: +61 (0) 459 800 131
Bruce Tobin
Office: +61 (0) 3 9283 3612
Mobile: +61 (0) 419 103 454
Media Relations, Canada	Investor Relations, North America
Bryan Tucker	Jason Combes
Office: +1 (0) 514 848 8151	Office: +1 (0) 801 204 2919
Mobile: +1 (0) 514 825 8319	Mobile: +1 (0) 801 558 2645

Website:	www.riotinto.com
Email:	media.enquiries@riotinto.com enquiries.mediaaustralia@riotinto.com
Twitter:	Follow @riotinto on Twitter

High resolution photographs and media pack available at: www.riotinto.com/media

Rio Tinto production summary

Rio Tinto share of production

		Quarter			Full Year		% Change
		2011 Q4	2012 Q3	2012 Q4	2011	2012	Q4 12 vs Q4 11	Q4 12 vs Q3 12	2012 vs 2011
Principal Commodities
Alumina	('000 t)	2,355	2,675	2,617	8,947	10,041	11%	-2%	12%
Aluminium	('000 t)	961	855	906	3,824	3,456	-6%	6%	-10%
Bauxite	('000 t)	9,466	10,350	10,731	35,437	39,363	13%	4%	11%
Borates	('000 t)	114	111	100	504	463	-13%	-11%	-8%
Coal - hard coking	('000 t)	2,638	2,407	1,932	8,815	8,044	-27%	-20%	-9%
Coal - semi-soft coking	('000 t)	746	714	963	2,859	3,286	29%	35%	15%
Coal - thermal	('000 t)	4,436	5,514	6,222	17,791	20,648	40%	13%	16%
Copper - mined	('000 t)	137.0	132.0	163.9	519.7	548.8	20%	24%	6%
Copper - refined	('000 t)	80.9	69.7	86.2	334.4	279.3	7%	24%	-16%
Diamonds	('000 cts)	2,967	3,706	3,248	11,733	13,122	9%	-12%	12%
Iron ore	('000 t)	51,207	52,628	51,967	191,767	198,869	1%	-1%	4%
Titanium dioxide feedstock	('000 t)	380	401	450	1,443	1,594	18%	12%	11%
Uranium	('000 lbs)	2,218	3,112	2,853	7,058	9,760	29%	-8%	38%
Other Metals & Minerals
Gold - mined	('000 oz)	155	68	73	669	294	-53%	6%	-56%
Gold - refined	('000 oz)	87	46	78	379	279	-11%	68%	-26%
Molybdenum	('000 t)	2.3	2.5	1.1	13.6	9.4	-53%	-56%	-31%
Salt	('000 t)	1,931	1,836	1,678	6,608	6,833	-13%	-9%	3%
Silver - mined	('000 oz)	1,257	847	998	4,924	3,657	-21%	18%	-26%
Silver - refined	('000 oz)	754	357	810	3,189	2,451	8%	127%	-23%

Throughout this report, figures in italics indicate adjustments made since the figure was previously quoted on the equivalent page. Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result between the total of the quarter figures and the full year figures.

Rio Tinto share of production

	Rio Tinto interest	4Q 2011	1Q 2012	2Q 2012	3Q 2012	4Q 2012	Year 2011	Year 2012

ALUMINA
Production ('000 tonnes)
Rio Tinto Alcan
Jonquière (Vaudreuil)	100%	351	348	342	344	363	1,363	1,397
Queensland Alumina	80%	751	766	762	712	714	2,688	2,954
São Luis (Alumar)	10%	86	87	86	86	82	339	341
Yarwun	100%	356	364	331	730	750	1,349	2,175
Specialty alumina plant	100%	24	27	22	26	25	108	101
Rio Tinto Alcan total		1,569	1,592	1,544	1,898	1,934	5,846	6,968
Pacific Aluminium - Gove	100%	657	668	668	723	683	2,549	2,742
Other Aluminium - four specialty plants (a)	100%	129	131	147	53	-	552	331
Rio Tinto total alumina production		2,355	2,391	2,358	2,675	2,617	8,947	10,041

ALUMINIUM
Production ('000 tonnes)
Rio Tinto Alcan
Cameroon - Alucam (Edéa)	47%	9	5	5	8	7	32	24
Canada - six wholly owned	100%	338	252	261	272	318	1,333	1,103
Canada - Alouette (Sept-Îles)	40%	60	60	60	58	59	233	237
Canada - Bécancour	25%	25	27	27	28	27	104	107
France - two wholly owned	100%	78	89	88	85	87	334	349
Iceland - ISAL (Reykjavik)	100%	47	47	48	47	48	185	190
Norway - SØRAL (Husnes)	50%	11	11	11	12	12	45	46
Oman - Sohar	20%	19	18	18	18	18	75	72
UK - Lochaber	100%	12	12	11	11	11	45	45
Rio Tinto Alcan total		600	520	528	538	587	2,386	2,174
Pacific Aluminium - four smelters		272	268	262	266	267	1,073	1,063
Other Aluminium - two smelters	100%	89	66	51	51	52	365	220
Rio Tinto total aluminium production		961	854	841	855	906	3,824	3,456

BAUXITE
Production ('000 tonnes) (b)
Rio Tinto Alcan
Porto Trombetas	12%	455	431	457	492	481	1,827	1,861
Sangaredi	(c)	1,496	1,573	1,472	1,592	1,663	5,633	6,301
Weipa	100%	5,600	4,974	5,586	6,179	6,518	20,732	23,257
Total Rio Tinto Alcan		7,550	6,978	7,515	8,263	8,662	28,192	31,419
Pacific Aluminium - Gove	100%	1,916	1,862	1,927	2,086	2,068	7,246	7,944
Rio Tinto total bauxite production		9,466	8,841	9,442	10,350	10,731	35,437	39,363
Page 13 of 28

Rio Tinto share of production

	Rio Tinto interest	4Q 2011	1Q 2012	2Q 2012	3Q 2012	4Q 2012	Year 2011	Year 2012

BORATES
Production ('000 tonnes B2O3 content)
Rio Tinto Minerals - borates	100%	114	120	132	111	100	504	463

COAL - hard coking
Rio Tinto Coal Australia ('000 tonnes)
Hail Creek Coal	82%	1,761	1,403	1,211	1,679	1,588	5,979	5,882
Kestrel Coal	80%	877	300	790	641	244	2,836	1,974
Total Rio Tinto Coal Australia hard coking coal		2,638	1,703	2,001	2,320	1,832	8,815	7,857
Rio Tinto Coal Mozambique
Benga (d)	65%	-	-	-	87	100	-	188
Rio Tinto total hard coking coal production		2,638	1,703	2,001	2,407	1,932	8,815	8,044

COAL - semi-soft coking
Rio Tinto Coal Australia ('000 tonnes)
Hunter Valley (e)	80%	559	374	605	255	461	1,450	1,695
Mount Thorley (e)	64%	186	150	291	230	344	1,159	1,014
Warkworth (e)	44%	1	82	107	230	158	250	576
Rio Tinto total semi-soft coking coal production		746	606	1,003	714	963	2,859	3,286

COAL - thermal
Rio Tinto Coal Australia ('000 tonnes)
Bengalla (e)	32%	377	450	608	529	662	1,629	2,248
Blair Athol Coal	71%	649	375	366	606	497	2,055	1,843
Clermont	50%	790	629	910	1,148	1,416	2,901	4,103
Hunter Valley (e)	80%	1,816	1,679	1,815	1,981	2,395	7,839	7,869
Kestrel Coal	80%	61	42	93	79	67	261	280
Mount Thorley (e)	64%	175	343	429	406	420	801	1,598
Warkworth (e)	44%	568	623	552	653	607	2,304	2,435
Total Rio Tinto Coal Australia thermal coal		4,436	4,139	4,773	5,402	6,063	17,791	20,376
Rio Tinto Coal Mozambique
Benga (d)	65%	-	-	-	112	160	-	272
Rio Tinto total thermal coal production		4,436	4,139	4,773	5,514	6,222	17,791	20,648
Page 14 of 28

Rio Tinto share of production

	Rio Tinto interest	4Q 2011	1Q 2012	2Q 2012	3Q 2012	4Q 2012	Year 2011	Year 2012

COPPER
Mine production ('000 tonnes) (b)
Bingham Canyon	100%	47.1	31.1	29.9	42.9	59.3	195.0	163.2
Escondida	30%	65.3	68.9	83.3	75.2	86.8	227.7	314.2
Grasberg - Joint Venture (f)	40%	5.3	0.0	0.0	0.0	0.0	16.9	0.0
Northparkes	80%	10.7	10.4	11.2	10.7	10.8	40.3	43.1
Palabora (g)	58%	8.6	9.1	9.0	3.2	7.0	39.9	28.3
Rio Tinto total mine production		137.0	119.5	133.5	132.0	163.9	519.7	548.8
Refined production ('000 tonnes)
Escondida	30%	22.4	24.7	25.4	21.7	21.3	85.0	93.1
Kennecott Utah Copper	100%	48.8	40.7	16.8	45.3	59.9	215.3	162.7
Palabora (g)	58%	9.6	8.7	7.1	2.7	5.1	34.0	23.6
Rio Tinto total refined production		80.9	74.1	49.3	69.7	86.2	334.4	279.3

DIAMONDS
Production ('000 carats)
Argyle	100%	1,918	2,329	1,677	2,454	2,010	7,441	8,471
Diavik	60%	961	963	1,075	1,160	1,141	4,006	4,338
Murowa	78%	88	66	56	92	98	285	313
Rio Tinto total diamond production		2,967	3,359	2,808	3,706	3,248	11,733	13,122

GOLD
Mine production ('000 ounces) (b)
Barneys Canyon	100%	0.8	0.0	0.4	0.0	0.8	2.0	1.2
Bingham Canyon	100%	92	54	50	48	48	384	200
Escondida	30%	8	8	8	6	7	37	29
Grasberg - Joint Venture (f)	40%	36	0	0	0	0	178	0
Northparkes	80%	16	15	15	14	14	61	58
Palabora (g)	58%	2.2	1.8	1.6	0.6	2.2	7.7	6.3
Rio Tinto total mine production		155	78	75	68	73	669	294
Refined production ('000 ounces)
Kennecott Utah Copper	100%	87	100	55	46	78	379	279
Page 15 of 28

Rio Tinto share of production

	Rio Tinto interest	4Q 2011	1Q 2012	2Q 2012	3Q 2012	4Q 2012	Year 2011	Year 2012

IRON ORE
Production ('000 tonnes) (b)
Hamersley - six wholly owned mines	100%	32,426	28,638	31,138	33,832	33,022	121,525	126,630
Hamersley - Channar	60%	1,687	1,592	1,809	1,334	1,833	6,609	6,568
Hamersley - Eastern Range	(h)	2,682	2,155	2,427	2,297	2,424	9,385	9,303
Hope Downs	50%	4,140	4,048	3,641	4,024	3,683	15,870	15,396
Iron Ore Company of Canada	59%	2,028	1,672	1,928	2,370	2,298	7,902	8,267
Robe River	53%	8,243	7,539	7,688	8,771	8,707	30,476	32,705
Rio Tinto total iron ore production		51,207	45,643	48,631	52,628	51,967	191,767	198,869
Breakdown:
Pilbara Blend Lump		12,826	11,299	12,589	12,459	12,580	48,789	48,927
Pilbara Blend Fines		17,600	15,852	17,529	18,763	17,717	65,156	69,861
Robe Valley Lump		1,265	1,439	1,140	1,390	1,620	5,103	5,589
Robe Valley Fines		3,038	2,754	2,376	3,122	3,280	11,333	11,532
Yandicoogina Fines (HIY)		14,449	12,628	13,069	14,524	14,472	53,486	54,693
IOC Concentrate		933	306	506	922	844	2,806	2,578
IOC Pellets		1,095	1,366	1,422	1,448	1,453	5,096	5,689

MOLYBDENUM
Mine production ('000 tonnes) (b)
Bingham Canyon	100%	2.3	3.1	2.6	2.5	1.1	13.6	9.4

SALT
Production ('000 tonnes)
Dampier Salt	68%	1,931	1,460	1,859	1,836	1,678	6,608	6,833

SILVER
Mine production ('000 ounces) (b)
Bingham Canyon	100%	743	517	443	502	624	2,976	2,086
Escondida	30%	320	287	292	221	251	1,298	1,050
Grasberg - Joint Venture (f)	40%	41	0	0	0	0	83	0
Others	-	153	131	142	124	123	566	521
Rio Tinto total mine production		1,257	935	877	847	998	4,924	3,657
Refined production ('000 ounces)
Kennecott Utah Copper	100%	754	817	467	357	810	3,189	2,451

TITANIUM DIOXIDE FEEDSTOCK
Production ('000 tonnes)
Rio Tinto Iron & Titanium (i)	100%	380	374	370	401	450	1,443	1,594
Page 16 of 28

Rio Tinto share of production

	Rio Tinto interest	4Q 2011	1Q 2012	2Q 2012	3Q 2012	4Q 2012	Year 2011	Year 2012

URANIUM
Production ('000 lbs U3O8)
Energy Resources of Australia	68%	1,538	908	952	1,980	1,840	3,810	5,679
Rössing	69%	679	1,078	858	1,132	1,013	3,248	4,081
Rio Tinto total uranium production		2,218	1,986	1,810	3,112	2,853	7,058	9,760

Production data notes:

(a) Rio Tinto sold its interest in these specialty alumina assets with an effective date of 1 August 2012. Production is shown up to that date.

(b) Mine production figures for metals refer to the total quantity of metal produced in concentrates, leach liquor or doré bullion irrespective of whether these products are then refined onsite, except for the data for bauxite and iron ore which represent production of marketable quantities of ore plus pellets.

(c) Rio Tinto has a 22.95% shareholding in the Sangaredi mine but benefits from 45.0% of production.

(d) Benga moved to commercial production during the third quarter of 2012.

(e) Rio Tinto's interest in these mines is held through Coal & Allied Industries Ltd; Rio Tinto increased its interest in Coal & Allied from 75.7% to 80.0% with effect from 16 December 2011. Production data reflect the increased shareholding from that date.

(f) Through a joint venture agreement with Freeport-McMoRan Copper & Gold (FCX), Rio Tinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998. The 2012 production from Grasberg did not exceed the metal attributable to PT Freeport Indonesia per the joint venture agreement for the year. Accordingly, Rio Tinto's share of joint venture production was zero for the year 2012.

(g) In December 2012, Rio Tinto announced that it had signed a binding agreement to sell its 57.7% effective interest in the Palabora Mining Company.

(h) Rio Tinto's share of production includes 100% of the production from the Eastern Range mine. Under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture.

(i) Quantities comprise 100% of Rio Tinto Fer et Titane and Rio Tinto's share of Richards Bay Minerals (RBM). Rio Tinto's share of RBM production reflects increased ownership from 37% to 74% in early September 2012.

The Rio Tinto percentage shown above is at 31 December 2012.

Rio Tinto's interests in the Colowyo mine and the Talc business were sold in 2011. No data for these operations are included in the Share of Production table.

Rio Tinto operational data

	Rio Tinto interest	4Q 2011	1Q 2012	2Q 2012	3Q 2012	4Q 2012	Year 2011	Year 2012
ALUMINIUM
Rio Tinto Alcan - Bauxite
Bauxite production ('000 tonnes)
Australia
Weipa mine - Queensland	100.0%	5,600	4,974	5,586	6,179	6,518	20,732	23,257
Brazil
Porto Trombetas (MRN) mine	12.0%	3,788	3,592	3,807	4,104	4,010	15,224	15,512
Guinea
Sangaredi mine (a)	23.0%	3,324	3,497	3,272	3,537	3,696	12,517	14,001

Rio Tinto Alcan share of bauxite shipments
Share of bauxite shipments ('000 tonnes)		7,565	7,268	7,302	8,545	8,296	28,133	31,411
(a) Rio Tinto has a 22.95% shareholding in the Sangaredi mine but benefits from 45.0% of production.
Rio Tinto Alcan - Smelter Grade Alumina
Alumina production ('000 tonnes)
Australia
Queensland Alumina Refinery - Queensland	80.0%	939	957	952	891	893	3,360	3,693
Yarwun refinery - Queensland	100.0%	356	364	331	730	750	1,349	2,175
Brazil
São Luis (Alumar) refinery	10.0%	863	869	860	860	820	3,385	3,409
Canada
Jonquière (Vaudreuil) refinery - Quebec (a)	100.0%	351	348	342	344	363	1,363	1,397
(a) Jonquière’s (Vaudreuil’s) production shows smelter grade alumina only and excludes hydrate produced and used for specialty alumina.
Rio Tinto percentage interest shown above is at 31 December 2012. The data represent production and sales on a 100% basis unless otherwise stated.
Page 18 of 28

Rio Tinto operational data

	Rio Tinto interest	4Q 2011	1Q 2012	2Q 2012	3Q 2012	4Q 2012	Year 2011	Year 2012
ALUMINIUM (continued)
Rio Tinto Alcan - Specialty Alumina
Specialty alumina production ('000 tonnes)
Canada
Jonquière (Vaudreuil) refinery - Quebec	100.0%	24	27	22	26	25	108	101
Rio Tinto Alcan - Primary Aluminium
Primary aluminium production ('000 tonnes)
Cameroon
Alucam (Edéa) smelter	46.7%	20	10	10	16	16	69	52
Canada
Alma smelter - Quebec	100.0%	111	37	36	44	90	434	208
Alouette (Sept-Îles) smelter - Quebec	40.0%	150	149	149	146	149	582	593
Arvida smelter - Quebec	100.0%	45	44	44	44	44	176	177
Bécancour smelter - Quebec	25.1%	102	106	106	110	106	414	429
Grande-Baie smelter - Quebec	100.0%	56	56	56	56	56	223	223
Kitimat smelter - British Columbia	100.0%	44	45	45	46	46	168	182
Laterrière smelter - Quebec	100.0%	59	58	59	58	58	234	233
Shawinigan smelter - Quebec	100.0%	23	12	22	24	23	97	81
France
Dunkerque smelter	100.0%	52	64	63	64	65	235	256
Saint-Jean-de-Maurienne smelter	100.0%	26	25	24	21	22	99	93
Iceland
ISAL (Reykjavik) smelter	100.0%	47	47	48	47	48	185	190
Norway
SØRAL (Husnes) smelter	50.0%	23	23	23	23	23	89	92
Oman
Sohar smelter	20.0%	94	92	90	88	90	373	360
United Kingdom
Lochaber smelter	100.0%	12	12	11	11	11	45	45
Rio Tinto Alcan share of metal sales
Share of primary aluminium sales ('000 tonnes)		693	624	629	623	696	2,801	2,572
Rio Tinto percentage interest shown above is at 31 December 2012. The data represent production and sales on a 100% basis unless otherwise stated.
Page 19 of 28

Rio Tinto operational data

	Rio Tinto interest	4Q 2011	1Q 2012	2Q 2012	3Q 2012	4Q 2012	Year 2011	Year 2012
ALUMINIUM (continued)
Pacific Aluminium - Bauxite
Bauxite production ('000 tonnes)
Australia
Gove mine - Northern Territory (a)	100.0%	1,916	1,862	1,927	2,086	2,068	7,246	7,944
Pacific Aluminium - Smelter Grade Alumina
Alumina production ('000 tonnes)
Australia
Gove refinery - Northern Territory (a)	100.0%	657	668	668	723	683	2,549	2,742
Pacific Aluminium - Primary Aluminium
Primary aluminium production ('000 tonnes)
Australia
Bell Bay smelter - Tasmania (a)	100.0%	46	46	46	47	47	181	185
Boyne Island smelter - Queensland (a)	59.4%	142	141	141	144	143	558	569
Tomago smelter - New South Wales (a)	51.6%	137	135	136	137	137	539	546
New Zealand
Tiwai Point smelter (a)	79.4%	91	86	79	79	80	357	325
(a) Rio Tinto's interest in these assets was transferred out of Rio Tinto Alcan, in late 2011, into Pacific Aluminium.
Other Aluminium - Specialty Alumina
Specialty alumina production ('000 tonnes)
France
Beyrède plant (a) (b)	0.0%	6	6	7	3	-	25	16
Gardanne plant (a) (b)	0.0%	108	113	126	45	-	470	284
La Bâthie plant (a) (b)	0.0%	8	6	6	3	-	29	15
Germany
Teutschenthal plant (a) (b)	0.0%	7	6	7	3	-	28	16
Other Aluminium - Primary Aluminium
Primary aluminium production ('000 tonnes)
United Kingdom
Lynemouth smelter (a) (c)	100.0%	38	15	-	-	-	168	15
USA
Sebree smelter - Kentucky (a)	100.0%	51	51	51	51	52	197	205

(a) Rio Tinto's interest in these assets was transferred out of Rio Tinto Alcan in late 2011, while the company investigates divestment options.
(b) Rio Tinto sold its interest in these specialty alumina assets with an effective date of 1 August 2012. Production is shown up to that date.
(c) Rio Tinto closed the Lynemouth aluminium smelter on 29 March 2012.

Rio Tinto percentage interest shown above is at 31 December 2012. The data represent production and sales on a 100% basis unless otherwise stated.
Page 20 of 28

Rio Tinto operational data

	Rio Tinto interest	4Q 2011	1Q 2012	2Q 2012	3Q 2012	4Q 2012	Year 2011	Year 2012
BORATES
Rio Tinto Minerals - borates	100.0%
US and Argentina
Borates ('000 tonnes) (a) (b)		114	120	132	111	100	504	463
(a) Production is expressed as B2O3 content. (b) Rio Tinto sold its interest in Borax Argentina with an effective date of 21 Aug 2012. Production is shown up to that date.
COAL
Rio Tinto Coal Australia
Bengalla mine (a)	32.0%
New South Wales
Thermal coal ('000 tonnes)		1,234	1,407	1,899	1,652	2,068	5,368	7,026
Blair Athol Coal mine	71.2%
Queensland
Thermal coal ('000 tonnes)		911	526	513	851	697	2,885	2,587
Clermont Coal mine	50.1%
Queensland
Thermal coal ('000 tonnes)		1,577	1,255	1,817	2,292	2,826	5,790	8,189
Hail Creek Coal mine	82.0%
Queensland
Hard coking coal ('000 tonnes)		2,148	1,711	1,477	2,048	1,937	7,291	7,174
Hunter Valley Operations (a)	80.0%
New South Wales
Semi-soft coking coal ('000 tonnes)		729	468	757	318	576	1,906	2,119
Thermal coal ('000 tonnes)		2,376	2,098	2,268	2,476	2,993	10,332	9,836
Kestrel Coal mine (b)	80.0%
Queensland
Hard coking coal ('000 tonnes)		1,096	375	987	801	304	3,545	2,468
Thermal coal ('000 tonnes)		76	52	116	99	83	326	350
Mount Thorley Operations (a)	64.0%
New South Wales
Semi-soft coking coal ('000 tonnes)		316	234	454	358	537	1,922	1,584
Thermal coal ('000 tonnes)		285	535	671	635	657	1,319	2,497
Rio Tinto percentage interest shown above is at 31 December 2012. The data represent production and sales on a 100% basis unless otherwise stated.
Page 21 of 28

Rio Tinto operational data

	Rio Tinto interest	4Q 2011	1Q 2012	2Q 2012	3Q 2012	4Q 2012	Year 2011	Year 2012

COAL (continued)
Warkworth mine (a)	44.5%
New South Wales
Semi-soft coking coal ('000 tonnes)		3	184	241	518	355	594	1,296
Thermal coal ('000 tonnes)		1,327	1,402	1,242	1,469	1,365	5,454	5,477
Total hard coking coal production ('000 tonnes)		3,244	2,087	2,464	2,849	2,242	10,836	9,642
Total semi-soft coking coal production ('000 tonnes)		1,048	886	1,452	1,194	1,468	4,422	5,000
Total thermal coal production ('000 tonnes)		7,786	7,275	8,526	9,473	10,689	31,474	35,963
Total coal production ('000 tonnes)		12,077	10,247	12,443	13,516	14,399	46,732	50,605

Total coal sales ('000 tonnes)		12,763	10,140	11,857	13,296	14,757	46,726	50,050
Rio Tinto Coal Australia share
Share of hard coking coal sales ('000 tonnes) (b)		2,904	2,006	1,926	2,436	1,841	8,681	8,210
Share of semi-soft coal sales ('000 tonnes) (c)		779	597	946	769	882	2,887	3,194
Share of thermal coal sales ('000 tonnes) (c)		4,613	3,897	4,428	5,193	6,236	17,723	19,754

(a) Rio Tinto's interest in these mines is held through Coal & Allied Industries Ltd; Rio Tinto increased its interest in Coal & Allied from 75.7% to 80.0% with effect from 16 December 2011.
(b) Kestrel produces hard coking coal and thermal coal through its mining operations. These coals may be blended at ports; blended coal sales are included in hard coking coal sales.
(c) Sales relate only to coal mined by the operations and exclude traded coal.

Rio Tinto Coal Mozambique
Benga mine (a)	65.0%
Hard coking coal production ('000 tonnes)		-	-	-	134	154	-	289
Thermal coal production ('000 tonnes)		-	-	-	173	246	-	419
(a) Benga moved to commercial production during the third quarter of 2012.
US Coal
Colowyo mine (a)	0.0%
Colorado, USA
Thermal coal ('000 tonnes)		387	-	-	-	-	1,939	-
(a) Rio Tinto sold its 100% interest in Colowyo with an effective date of 1 December 2011. Production is shown up to that date.
Rio Tinto percentage interest shown above is at 31 December 2012. The data represent production and sales on a 100% basis unless otherwise stated.
Page 22 of 28

Rio Tinto operational data

	Rio Tinto interest	4Q 2011	1Q 2012	2Q 2012	3Q 2012	4Q 2012	Year 2011	Year 2012

COPPER & GOLD
Escondida	30.0%
Chile
Sulphide ore to concentrator ('000 tonnes)		18,663	16,449	18,640	16,850	18,796	63,083	70,736
Average copper grade (%)		0.97	1.14	1.36	1.34	1.39	1.04	1.31
Mill production (metals in concentrates):
Contained copper ('000 tonnes)		144.3	153.1	211.7	185.2	216.6	530.5	766.6
Contained gold ('000 ounces)		28	26	26	21	24	122	98
Contained silver ('000 ounces)		1,068	955	972	738	836	4,327	3,501
Recoverable copper in ore stacked for leaching ('000 tonnes) (a)		73	77	66	65	73	229	281
Refined production from leach plants:
Copper cathode production ('000 tonnes)		74.8	82.4	84.7	72.3	70.9	283.5	310.3
(a) The calculation of copper in material mined for leaching is based on ore stacked at the leach pad.
Freeport-McMoRan Copper & Gold
Grasberg mine (a)	0.0% (b)
Papua, Indonesia
Ore treated ('000 tonnes)		6,610	10,443	16,337	17,175	18,389	60,638	62,344
Average mill head grades:
Copper (%)		0.65	0.64	0.57	0.63	0.62	0.79	0.61
Gold (g/t)		1.09	0.84	0.58	0.46	0.59	0.93	0.59
Silver (g/t)		2.33	2.21	1.57	1.81	2.58	2.43	2.04
Production of metals in concentrates:
Copper in concentrates ('000 tonnes)		37.2	58.0	81.2	93.7	96.2	414.5	329.1
Gold in concentrates ('000 ounces)		189	236	238	187	249	1,489	910
Silver in concentrates ('000 ounces)		319	524	579	624	831	3,587	2,557
Sales of payable metals in concentrates: (c)
Copper in concentrates ('000 tonnes)		27.6	61.6	82.8	88.8	93.7	400.5	326.9
Gold in concentrates ('000 ounces)		130	271	247	178	242	1,439	938
Silver in concentrates ('000 ounces)		195	456	476	469	639	2,770	2,040

(a) Through a joint venture agreement with Freeport-McMoRan Copper & Gold (FCX), Rio Tinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998. The 4Q 2012 results show the forecast from FCX's most recent five-year plan, because FCX is not releasing its actual 100% operating data for 4Q 2012 until the release of its 2012 fourth-quarter results on 22 January 2013.
(b) Rio Tinto share of Grasberg production is 40% of the expansion.
(c) Net of smelter deductions.

Rio Tinto percentage interest shown above is at 31 December 2012. The data represent production and sales on a 100% basis unless otherwise stated.
Page 23 of 28

Rio Tinto operational data

	Rio Tinto interest	4Q 2011	1Q 2012	2Q 2012	3Q 2012	4Q 2012	Year 2011	Year 2012

COPPER & GOLD (continued)
Kennecott Utah Copper
Barneys Canyon mine (a)	100.0%
Utah, US
Gold produced ('000 ounces)		0.8	0.0	0.4	0.0	0.8	2.0	1.2
Bingham Canyon mine	100.0%
Utah, US
Ore treated ('000 tonnes)		13,554	11,843	11,020	10,268	11,001	53,131	44,131
Average ore grade:
Copper (%)		0.43	0.32	0.32	0.47	0.60	0.43	0.42
Gold (g/t)		0.32	0.22	0.20	0.20	0.19	0.32	0.20
Silver (g/t)		3.30	2.34	1.94	2.12	2.34	2.50	2.19
Molybdenum (%)		0.039	0.046	0.046	0.039	0.027	0.045	0.040
Copper concentrates produced ('000 tonnes)		216	152	144	190	267	802	753
Average concentrate grade (% Cu)		21.6	20.2	20.7	22.5	22.1	24.2	21.6
Production of metals in copper concentrates:
Copper ('000 tonnes) (b)		47.1	31.1	29.9	42.9	59.3	195.0	163.2
Gold ('000 ounces)		92	54	50	48	48	384	200
Silver ('000 ounces)		743	517	443	502	624	2,976	2,086
Molybdenum concentrates produced ('000 tonnes):		4.5	6.0	5.1	5.0	2.2	25.7	18.2
Molybdenum in concentrates ('000 tonnes)		2.3	3.1	2.6	2.5	1.1	13.6	9.4
(a) Mining operations ceased in the first quarter of 2002. Gold continues to be recovered from leach pads. (b) Includes a small amount of copper in precipitates.
Rio Tinto percentage interest shown above is at 31 December 2012. The data represent production and sales on a 100% basis unless otherwise stated.
Page 24 of 28

Rio Tinto operational data

	Rio Tinto interest	4Q 2011	1Q 2012	2Q 2012	3Q 2012	4Q 2012	Year 2011	Year 2012

COPPER & GOLD (continued)
Kennecott smelter & refinery	100.0%
Copper concentrates smelted ('000 tonnes)		241	188	130	227	285	877	830
Copper anodes produced ('000 tonnes) (a)		49.8	40.0	9.3	55.1	63.3	202.7	167.7
Production of refined metal:
Copper ('000 tonnes)		48.8	40.7	16.8	45.3	59.9	215.3	162.7
Gold ('000 ounces) (b)		87	100	55	46	78	379	279
Silver ('000 ounces) (b)		754	817	467	357	810	3,189	2,451
(a) New metal excluding recycled material. (b) Includes gold and silver in intermediate products.

Northparkes Joint Venture	80.0%
New South Wales, Australia
Ore treated ('000 tonnes)		1,463	1,352	1,438	1,468	1,393	5,532	5,651
Average ore grade:
Copper (%)		1.04	1.08	1.09	1.04	1.09	1.00	1.07
Gold (g/t)		0.57	0.57	0.53	0.50	0.52	0.56	0.53
Copper concentrates produced ('000 tonnes)		39.7	37.9	40.0	38.8	39.1	146.6	155.8
Contained copper in concentrates:
Saleable production ('000 tonnes)		13.4	13.0	14.0	13.4	13.5	50.4	53.8
Sales ('000 tonnes) (a)		15.2	8.6	11.8	11.3	12.1	37.8	43.8
Contained gold in concentrates:
Saleable production ('000 ounces)		19.8	18.4	18.6	17.2	18.0	76.0	72.2
Sales ('000 ounces) (a)		24.3	12.6	16.1	15.3	16.3	59.1	60.3
(a) Rio Tinto's 80% share of material from the Joint Venture.
Rio Tinto percentage interest shown above is at 31 December 2012. The data represent production and sales on a 100% basis unless otherwise stated.
Page 25 of 28

Rio Tinto operational data

	Rio Tinto interest	4Q 2011	1Q 2012	2Q 2012	3Q 2012	4Q 2012	Year 2011	Year 2012

COPPER & GOLD (continued)
Palabora (a)	57.7%
Palabora Mine
South Africa
Ore Treated ('000 tonnes)		2,845	2,921	2,889	981	2,434	11,787	9,225
Average ore grade: copper (%) (b)		0.63	0.60	0.59	0.63	0.57	0.64	0.59
Copper concentrates produced ('000 tonnes)		50.1	51.8	54.4	20.3	43.7	227.9	170.2
Average concentrate grade: copper (%)		29.9	30.4	28.8	27.3	27.8	30.3	28.8
Copper in concentrates ('000 tonnes)		15.0	15.7	15.6	5.5	12.1	69.1	49.1
Palabora smelter/refinery
New concentrate smelted on site ('000 tonnes)		60.4	56.1	51.3	6.1	43.6	230.7	157.0
New copper anodes produced ('000 tonnes)		15.7	14.7	13.8	1.2	10.9	59.4	40.6
Refined new copper produced ('000 tonnes)		16.6	15.0	12.4	4.7	8.8	59.0	40.9
Gold in Anode Slimes ('000 tonnes)		3.9	3.2	2.8	1.1	3.8	13.3	10.9
By-products:
Magnetite concentrate ('000 tonnes)		985	957	1,420	1,475	1,428	3,428	5,280
Nickel contained in products (tonnes)		9	14	13	2	3	86	32
Vermiculite plant
Vermiculite produced ('000 tonnes)		22	47	29	27	30	165	133

(a) In December 2012, Rio Tinto announced that it had signed a binding agreement to sell its 57.7% effective interest in the Palabora Mining Company.
(b) Includes some higher grade slag processed in 3Q 2012.

Rio Tinto percentage interest shown above is at 31 December 2012. The data represent production and sales on a 100% basis unless otherwise stated.
Page 26 of 28

Rio Tinto operational data

	Rio Tinto interest	4Q 2011	1Q 2012	2Q 2012	3Q 2012	4Q 2012	Year 2011	Year 2012

DIAMONDS
Argyle Diamonds	100.0%
Western Australia
AK1 ore processed ('000 tonnes)		1,497	1,798	1,663	1,728	1,822	6,379	7,011
AK1 diamonds produced ('000 carats)		1,918	2,329	1,677	2,454	2,010	7,441	8,471

Diavik Diamonds	60.0%
Northwest Territories, Canada
Ore processed ('000 tonnes)		560	530	538	525	466	2,234	2,058
Diamonds recovered ('000 carats)		1,601	1,606	1,791	1,933	1,901	6,677	7,230

Murowa Diamonds	77.8%
Zimbabwe
Ore processed ('000 tonnes)		134	126	120	142	154	473	542
Diamonds recovered ('000 carats)		113	85	73	119	126	367	403

Rio Tinto percentage interest shown above is at 31 December 2012. The data represent production and sales on a 100% basis unless otherwise stated.
Page 27 of 28

Rio Tinto operational data

	Rio Tinto interest	4Q 2011	1Q 2012	2Q 2012	3Q 2012	4Q 2012	Year 2011	Year 2012

IRON ORE
Rio Tinto Iron Ore
Western Australia
Pilbara Operations
Saleable iron ore production ('000 tonnes)
Hamersley - Paraburdoo, Mt Tom Price, Marandoo,
Yandicoogina, Brockman and Nammuldi	100.0%	32,426	28,638	31,138	33,832	33,022	121,525	126,630
Hamersley - Channar	60.0%	2,812	2,653	3,016	2,224	3,055	11,015	10,947
Hamersley - Eastern Range	(a)	2,682	2,155	2,427	2,297	2,424	9,385	9,303
Hope Downs	50.0%	8,281	8,097	7,281	8,048	7,367	31,740	30,793
Robe River - Pannawonica (Mesas J and A)	53.0%	8,119	7,910	6,635	8,513	9,246	31,010	32,304
Robe River - West Angelas	53.0%	7,435	6,313	7,871	8,037	7,183	26,492	29,404
Total production ('000 tonnes)		61,754	55,766	58,367	62,949	62,297	231,168	239,380
Breakdown:
Pilbara Blend Lump		16,436	14,564	16,050	15,890	15,748	62,212	62,251
Pilbara Blend Fines		22,750	20,664	22,615	24,023	22,831	84,461	90,133
Robe Valley Lump		2,387	2,715	2,151	2,622	3,057	9,628	10,545
Robe Valley Fines		5,732	5,196	4,484	5,890	6,189	21,382	21,758
Yandicoogina Fines (HIY)		14,449	12,628	13,069	14,524	14,473	53,486	54,693

Total sales ('000 tonnes) (b)		61,411	51,346	57,418	61,020	62,923	225,375	232,707
Breakdown:
Pilbara Blend Lump		14,295	11,939	13,376	14,014	13,740	52,282	53,069
Pilbara Blend Fines		25,056	20,730	22,949	24,856	25,157	89,911	93,692
Robe Valley Lump		2,317	1,939	2,220	2,290	2,651	8,680	9,099
Robe Valley Fines		6,072	4,812	5,222	6,260	6,707	22,448	23,000
Yandicoogina Fines (HIY)		13,672	11,927	13,651	13,601	14,668	52,054	53,847

(a) Rio Tinto owns 54% of the Eastern Range mine. Under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture and therefore all of the production is included in Rio Tinto's share of production.
(b) Sales represent iron ore exported from Western Australian ports.

Iron Ore Company of Canada	58.7%
Newfoundland & Labrador and Quebec in Canada
Saleable iron ore production:
Concentrates ('000 tonnes)		1,589	521	862	1,570	1,438	4,778	4,391
Pellets ('000 tonnes)		1,864	2,326	2,422	2,466	2,475	8,678	9,688
Sales:
Concentrates ('000 tonnes)		1,601	501	698	1,723	1,316	4,873	4,237
Pellets ('000 tonnes)		2,295	1,853	2,740	2,774	2,517	8,709	9,884

Global Iron Ore Totals
Iron Ore Production ('000 tonnes)		65,207	58,613	61,651	66,985	66,210	244,625	253,459
Iron Ore Sales ('000 tonnes)		65,308	53,700	60,855	65,517	66,756	238,957	246,828
Rio Tinto percentage interest shown above is at 31 December 2012. The data represent production and sales on a 100% basis unless otherwise stated.
Page 28 of 28

Rio Tinto operational data

	Rio Tinto interest	4Q 2011	1Q 2012	2Q 2012	3Q 2012	4Q 2012	Year 2011	Year 2012

SALT
Dampier Salt	68.4%
Western Australia
Salt production ('000 tonnes)		2,825	2,136	2,720	2,686	2,454	9,666	9,996

TALC
Rio Tinto Minerals - talc (a)	0.0%
Australia, Europe, and North America
Talc production ('000 tonnes)		-	-	-	-	-	592	-
(a) Rio Tinto sold its 100% interest in the Talc business with an effective date of 1 August 2011. Production data are shown up to that date.
TITANIUM DIOXIDE FEEDSTOCK
Rio Tinto Iron & Titanium	100.0%
Canada and South Africa (a)
(Rio Tinto share) (b)
Titanium dioxide feedstock ('000 tonnes)		380	374	370	401	450	1,443	1,594

(a) On 7 September 2012, Rio Tinto increased its stake in Richards Bay Minerals from 37% to 74% through the acquisition of BHP Billiton's interest in RBM.
(b) Quantities comprise 100% of Rio Tinto Fer et Titane and Rio Tinto's share of Richards Bay Minerals' production. Ilmenite mined in Madagascar is being processed in Canada.

URANIUM
Energy Resources of Australia Ltd
Ranger mine	68.4%
Northern Territory, Australia
U3O8 Production ('000 lbs)		2,249	1,327	1,392	2,895	2,690	5,571	8,304

Rössing Uranium Ltd	68.6%
Namibia
U3O8 Production ('000 lbs)		991	1,572	1,251	1,650	1,477	4,736	5,950
Rio Tinto percentage interest shown above is at 31 December 2012. The data represent production and sales on a 100% basis unless otherwise stated.